Exhibit 2.1

MODIFICATION AGREEMENT

This Modification Agreement (the “Modification”) is made and entered as of March 31, 2013 by and between Energy Edge Technologies Corporation, a New Jersey corporation (“EEDG”), Dry Fried Wing Company, a Florida corporation (“DFW”), and John C. Walker (“Walker”), a DFW shareholder.  EEDG, DFW, and Walker are sometimes referred to in this Modification individually as a Party or collectively as Parties.

RECITALS

EEDG and DFW executed that instrument entitled Agreement to Merge (the “Merger Agreement”), dated November 21, 2012.

EEDG and DFW wish to revise, amend, and restate the terms of the transactions evidenced by the Merger Agreement by deleting the provisions of the Merger Agreement in their entirety and replacing them with the terms and provisions of this Modification.

On or about November 15, 2012, one hundred (100) shares of the common stock of DFW were issued to Walker in exchange for consideration in the amount of Two Thousand and no/100 Dollars ($2,000.00).

Immediately thereafter, Walker transferred sixty-five (65) of such DFW shares to EEDG in exchange for consideration in the amount of One Thousand Three Hundred Dollars ($1,300.00).

Under the Merger Agreement, upon opening a retail restaurant business DFW is entitled to acquire Seventy Million (70,000,000) shares of EEDG common stock.  No such retail restaurant business has been opened and no such EEDG shares have been issued to DFW.

The Merger Agreement calls for Robert Holdsworth (“Holdsworth”) to surrender to EEDG Twenty-five million (25,000,000) shares of EEDG common stock and for Joseph Ragosta (“Ragosta”) to surrender to EEDG Four million (4,000,000) shares of EEDG stock.  Neither Holdsworth nor Ragostain their individual capacities were signatories to the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and recitals contained in this Modification, the Parties do hereby agree as follows:

1.	Cancellation of Merger Agreement. The Merger Agreement shall be cancelled and replaced in its entirety by the terms and provisions of this Modification.

2.
Transfer of DFW Shares.  As of the date of this Modification, Walker shall transfer and convey to EEDG his Thirty-Five (35) shares of DFW common stock in exchange for consideration in the amount of Seven Hundred and no/100 Dollars ($700.00).  After such transfer, EEDG shall be the owner of One Hundred Percent (100%) of the issued and outstanding capital stock of DFW.

3.	No Issuance of EEDG Shares. No shares of EEDG shall be issued to DFW.

4.
Surrender of EEDG Shares.  The Parties shall make their best efforts to cause Holdsworth to surrender to EEDG Twenty-four Million (24,000,000)shares of his EEDG common stock.  The Parties shall make their best efforts to cause Ragosta to surrender to EEDG Four Million (4,000,000) shares of his EEDG common stock.  After such surrender of shares of common stock, the surrendered shares shall be placed in treasury as authorized and unissued shares of common stock.

5.	Headings. The subject headings of the Paragraphs of this Modification are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

6.
Entire Agreement; Modification; Waiver.  This Modification constitutes the entire agreement between the Parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the Parties.  All prior agreements, written or oral, among the Parties relating to the subject matter of this Modification are cancelled.  No supplement, modification, or amendment of this Modification shall be binding unless executed in writing by the Party affected thereby.  No waiver of any provision of this Modification shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar.  No waiver shall constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party making the waiver.

7.	Counterparts. This Modification may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.
Parties in Interest.  Nothing in this Modification, whether express or implied, is intended to confer any rights or remedies under or by reason of this Modification on any persons other than the Parties to it and their respective successors and assigns.

9.	Successors. This Modification shall be binding on and shall inure to the benefit of the Parties and their respective heirs, legal representatives, successors, and assigns.

10.	Governing Law. This Modification shall be construed in accordance with, and governed by, the laws of the State of New Jersey.

IN WITNESS WHEREOF, the Parties have duly executed this Modification Agreement as of the day and year first above written.

DRY FRIED WING COMPANY

By:    /s/ James Boyd

James Boyd, Jr., President

ENERGY EDGE TECHNOLOGIES CORPORATION

By:     /s/ James Boyd

James Boyd, Jr., President

JOHN C. WALKER, an individual

/s/ John Walker

John C. Walker